Exhibit 99.2

Deep Well Oil & Gas, Inc.

AUDIT COMMITTEE WHISTLE-BLOWER

POLICY & PROCEDURES

Adopted: December 17, 2014

AUDIT COMMITTEE WHISTLE-BLOWER POLICY & PROCEDURES

1.           Purpose

As mandated by the Sarbanes-Oxley Act, it is the Audit Committee’s responsibility to ensure that Deep Well Oil & Gas, Inc. (the “Company”) has procedures in place for the receipt, retention, and treatment of complaints and concerns about the Company’s accounting, internal accounting controls, and auditing matters. In addition, the Audit Committee must provide for confidential, anonymous submission by the Company’s employees of concerns about questionable accounting or auditing matters. The Procedures below are intended to fulfill these responsibilities and to ensure that any such complaints and concerns are promptly and effectively addressed.

The Audit Committee hereby adopts the following policy and procedures pursuant to the Company’s Audit Committee Charter, applicable U.S. securities laws, the rules and regulations of stock market the Company’s common shares trade on and the U.S. Securities and Exchange Commission (the "SEC").

2.           Procedures

For the submission and receipt of complaints and concerns from employees of the Company and non-employees:

2.1	Employee Complaints and Concerns

2.1.1	Employees are free to bring complaints or concerns to the attention of their supervisors as they would any other workplace concern. The recipients of such complaints or concerns shall forward them promptly to the Chairman of the Audit Committee.

2.1.2	To ensure confidentially or anonymous submission of a complaint or concern, employees should submit their complaint or concern by regular mail (or other means of delivery), by submitting their complaint or concern to the Company’s head office address at Suite 700, 10150 -100 Street, Edmonton, Alberta, T5J 0P6, in a sealed envelope marked “Private and Strictly Confidential – Attention: Chairman of the Audit Committee of Deep Well Oil & Gas, Inc.”. All mail marked and addressed in this manner which shall be forwarded.

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2.2	Non-Employee Complaints and Concerns

2.2.1	Non-employees may submit complaints and concerns by mail (or other means of delivery) to the Company’s head office address at Suite 700, 10150 -100 Street, Edmonton, Alberta, T5J 0P6, and addressed to the attention of the President, Chief Financial Officer or the Chairman of the Audit Committee.

2.3	Reporting a Complaint or Concern

2.3.1	The Company encourages that all complaints or concerns be in a written format. Any person making a complaint is encouraged to provide specific details which should include names, dates, places, the violation they perceive has been committed and as much factual information as possible rather than speculation or guessing.

2.4	Retention of records of complaints and concerns submitted to the Company:

2.4.1	All complaints and concerns received will be logged immediately.

2.4.2	Records pertaining to a complaint or concern are the property of the Company and shall be retained in compliance with the applicable laws and document retention policies; subject to safeguards that ensure their confidentiality, and when applicable, the anonymity of the person making the complaint or concern.

2.4.3	The President, Chief Financial Officer or Chairman of the Audit Committee shall report to the Audit Committee periodically about the process for receiving complaints and concerns so that the Audit Committee can ensure that the process for receiving and responding to complaints and concerns is satisfactory in its efficiency, accuracy, timeliness, protection of confidentiality or anonymity, and effectiveness.

2.5	Treatment, investigation and evaluation of complaints and concerns submitted to the Company:

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2.5.1	All complaints and concerns shall be treated as confidential.

2.5.2	Though a person making an anonymous complaint or concern may be advised that maintaining anonymity could hinder an effective investigation, the anonymity of the person making the complaint shall be maintained where legally appropriate until the person indicates that he or she no longer wishes to remain anonymous.

2.5.3	Upon receiving a complaint or concern the President, Chief Financial Officer or Chairman of the Audit Committee will determine whether the complaint pertains to accounting or auditing matters, and when possible acknowledge receipt of the complaint to the sender.

2.5.4	The President, Chief Financial Officer or Chairman of the Audit Committee shall inform the Audit Committee of all complaints and concerns received and determined to involve accounting or auditing matters, along with an initial assessment as to the appropriate treatment of each complaint or concern. Assessment, investigation, and evaluation of complaints or concerns shall be conducted by, or at the direction of, the Audit Committee. If the Audit Committee deems it appropriate, the Audit Committee may engage at the Company’s expense independent advisors, such as outside counsel and accountants unaffiliated with the Company’s independent auditor.

2.5.5	Following investigation and evaluation of a complaint or concern, the Chairman of the Audit Committee shall report to the Audit Committee regarding the recommended disciplinary or remedial action, if any. The action determined by the Audit Committee to be appropriate under the circumstances shall then be brought to the Board or to the appropriate members of Senior Management for authorization or implementation, respectively. If the action taken to resolve a complaint or concern is deemed by the Audit Committee to be material or otherwise appropriate for inclusion in the minutes of the meetings of the Audit Committee, it shall be so noted in the minutes.

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3           Retaliation not Permitted

Any effort to retaliate against any person making a complaint or concern in good faith is strictly prohibited and shall be reported immediately to the Chairman of the Audit Committee, or the Board.

4           Amendments or Modifications

The Audit Committee will review and evaluate this policy and its procedures on at least an annual basis to determine whether the policy is effective in providing a confidential and anonymous procedure to report complaints or concerns regarding accounting, internal accounting controls, and auditing matters. Any amendment or modification to this policy or its procedures must be approved by the Company’s Audit Committee and submitted to the Board for their approval.

5           Publication of Policy

This policy will be posted on the Company’s website at www.deepwelloil.com.

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